SECURITIES AND EXCHANGE COMMISSION Washington, DC FORM U-6B-2 Certificate of Notification

          Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Kansas City Power & Light Company ("KCP&L"), a subsidiary of Great Plains Energy Incorporated, a registered holding company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.	Type of securities ("draft", "promissory note"):

The State Environmental Improvement and Energy Resources Authority of the State of Missouri (the "Authority") issued $31 million aggregate principal amount of Environmental Improvement Revenue Refunding Bonds (Kansas City Power & Light Company Project) Series 1992 (the "bonds"). The bonds were issued in connection with the refunding of prior bonds by the Authority used to finance a portion of the costs of KCP&L's pollution control facilities at its Hawthorn and Iatan stations.

The proceeds from the sale of the bonds were loaned to KCP&L, and KCP&L is required under the loan agreement with the Authority to make payments in amounts which are sufficient to pay when due the principal and premium, if any, and interest on the bonds.

In connection with the reoffering of the bonds, KCP&L arranged for XL Capital Assurance Inc. ("XLCA") to issue a municipal bond insurance policy relating to the bonds, guarantying the scheduled payment of principal of and interest on the bonds when due as set forth in the policy. In connection with the issuance of the policy, KCP&L entered into an Insurance Agreement with XLCA pursuant to which KCPL agreed, among other things, to reimburse XLCA immediately and unconditionally upon demand for all amounts advanced by XLCA under the policy and to indemnify XLCA and the trustee for the bonds against certain liabilities incurred without gross negligence or willful misconduct.

On August 19, 2004, the bonds were purchased in lieu of redemption, and a reoffering of the bonds was consummated.

This Certificate of Notification is provided with respect to the reoffering of the bonds to the extent that such reoffering may be deemed to be the issuance by KCPL of a security within the meaning of the Public Utility Holding Company Act, as amended.

2.	Issue, renewal or guaranty:

The bonds were reoffered.

3.	Principal amount of each security:

The aggregate principal amount of the bonds is $31,000,000.

4.	Rate of interest per annum of each security:

The interest rate on the bonds is presently determined through a weekly auction process. The method of determining the interest rate on the bonds is subject to KCP&L's selection in accordance with the terms and conditions of the Amended and Restated Indenture of Trust dated as of August 1, 2004, by and between the Authority and the indenture trustee.

5.	Date of issue, renewal or guaranty of each security:

The bonds were reoffered on August 19, 2004.

6.	If renewal of security, give date of original issue:

The bonds were originally issued on September 15, 1992.

7.	Date of maturity of each security:

The bonds mature, subject to prior redemption, on July 1, 2017. .

8.	Name of the person to whom each security was issued, renewed or guaranteed:

The bonds were reoffered by J. P. Morgan Securities, Inc. The Insurance Agreement is with XLCA.

9.	Collateral given with each security:

KCP&L issued its $31 million principal amount of a mortgage bond, Series 1992, as security for the repayment of obligations under the loan agreement with the Authority.

10.	Consideration given for each security:

The bonds were reoffered at 100% of principal amount. The issuance of the municipal bond insurance policy was issued in consideration of the Insurance Agreement.

11.	Application of proceeds of each security:

All proceeds of the reoffering were used to purchase the bonds in lieu of redemption. The issue and sale of the securities are solely for the purpose of financing the existing business of KCPL.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a) the provisions contained in the first sentence of Section 6(b) [ ]
b) the provisions contained in the fourth sentence of Section 6(b) [ ]
c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(a).

Kansas City Power & Light Company By: /s/Andrea F. Bielsker Andrea F. Bielsker Senior Vice President - Finance, Chief Financial Officer and Treasurer

Dated: August 26, 2004.